

April 10, 2013

Via E-mail
Ms. Bridget M. Healy
Executive Vice President and Chief Legal Officer
ING U.S., Inc.
230 Park Avenue
New York, NY 10169

> **Re:** **ING U.S., Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 5, 2013**
> **File No. 333-184847**

Dear Ms. Healy:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors, page 17
"If ING Group or one of its subsidiaries (other than the Company) . . .," page 46

1. Please expand this risk factor to provide a brief explanation of the purpose and potential effect of the Volcker Rule.

Underwriting, page 328

2. Please refer to your response to Comment 10, in which you state on page 329 that "[b]ecause of the relationship between the Selling Stockholder and ING Group, on the one hand, and the Company, on the other hand, the Selling Stockholder and ING Group may be deemed to be 'underwriters' of the offering for purposes of the Securities Act." It is not sufficient to state that the Selling Stockholder and ING Group "may be deemed" to

be underwriters. Please revise this section to affirmatively state that the Selling
Stockholder and ING Group are deemed to be underwriters.

Exhibit 5.1

3. Please file an executed legal opinion with your next amendment.

4. The executed legal opinion may not be subject to any unacceptable assumptions, concern
    facts that are readily ascertainable, or cover matters that appear to be essential to
    rendering the opinion given. For example, refer to certain assumptions that the
    company's certificate of incorporation has been duly filed with the Secretary of State of
    Delaware, the terms of the sale of the Primary Shares have been duly established in
    conformity with the company's certificate of incorporation, and the Primary Shares have
    been duly issued. Please revise the legal opinion to remove all assumptions or
    qualifications that are inconsistent with the staff's views contained in Section II.B.3 of
    Staff Legal Bulletin No. 19 (Oct. 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kei Ino at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Robert G. DeLaMater
        Sullivan & Cromwell LLP
        125 Broad Street
        New York, NY 10004